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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-00831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE 200

SEATTLE	WA	98109-3031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN O. NELSON, JR. (206) 682-6261
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST., STE. 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06.02)

DM

C O N T E N T S

OATH OR AFFIRMATION

I, MARTIN O. NELSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTIN NELSON & CO., INC., as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RONALD O NELSON
COMMISSION EXPIRES
NOTARY PUBLIC
SEPTEMBER 22, 2020
STATE OF WASHINGTON

Martin O. Nelson Jr.
Signature

President
Title

Ronald O Nelson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Not applicable.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Not applicable.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE THE SEPARATELY BOUND REPORT)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* *Reserve requirement not applicable.*

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

- ☒ (o) 2017 Exemption Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Martin Nelson & Co., Inc.
Seattle, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. ("the Company") as of December 31, 2017, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The following supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1
- Schedule II, Reconciliation Between the Computation of the Net Capital per the Broker's Unaudited Focus Report Part IIA, and the Audited Computation of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

Peterson Sullivan LLP

Seattle, Washington
February 20, 2018

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash	$	32,853
Receivable from clearing firm		661,729
Prepaid expenses		10,457
Investments		2,771,268
Income tax receivable		2,430
Notes Receivable		8,112
Furniture and equipment, net of accumulated depreciation of $430,462		7,577
	$	3,494,426
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	62,180
Deferred income tax liability		139,000
Total liabilities		201,180
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding		14,710
Retained earnings		3,278,536
		3,293,246
	$	3,494,426

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

Revenues		
Commissions	$	770,113
Advisor income		283,825
Unrealized gain on securities held as investments		246,138
Gain on securities held for resale		170,273
Fees from municipal underwriting		122,651
Interest and dividends		109,541
12-b1 fees		86,198
Realized gain on securities held as investments		68,875
		1,857,614
Expenses		
Compensation and benefits		869,709
Rent		159,135
Profit sharing contribution		102,386
Dues and subscriptions		100,929
Taxes, other than on income		96,320
Professional fees		46,849
Interest		27,606
Telephone		18,831
Auto		11,839
Underwriting expense		8,708
Entertainment		7,962
Depreciation		5,454
Travel		5,299
Contributions		5,250
Advertising		4,707
Other operating expenses		3,358
Insurance		3,328
Office supplies		2,726
		1,480,396
Income before taxes		377,218
Income tax benefit		1,770
Net income	**$**	**378,988**

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2017

	Common Shares	Common Stock	Retained Earnings	Total
Balance, December 31, 2016	1,471	$ 14,710	$ 2,899,548	$ 2,914,258
Net income for 2017			378,988	378,988
Balance, December 31, 2017	1,471	$ 14,710	$ 3,278,536	$ 3,293,246

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

Cash Flows from Operating Activities	
Net income	$ 378,988
Adjustments to reconcile net income to cash flows from operating activities	
Depreciation	5,454
Deferred tax benefit	(9,000)
Realized gain on securities held as investments	(68,875)
Unrealized gain on securities held as investments	(246,138)
Changes in operating assets and liabilities	
Receivable from clearing firm	(21,785)
Prepaid expenses	5,083
Accounts payable and accrued expenses	27,512
Income tax receivable/payable	(1,470)
Cash flows from operating activities	69,769
Cash Flows from Investing Activities	
Purchase of investments	(270,311)
Proceeds from sale of investments	200,886
Cash flows from investing activities	(69,425)
Change in cash	**344**
Cash Balance, Beginning of Year	32,509
Cash Balance, End of Year	$ 32,853

Supplemental Cash Flow Information

Cash paid during the year for:	
Federal income tax	$ 8,700
Interest	$ 27,606

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are primarily individuals located in the Pacific Northwest. The Company is also involved in underwriting of municipal bonds and earns an underwriting fee when the underwriting is completed. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash

The Company maintains its cash balances at various financial institutions. The balances occasionally exceed federally insured limits. Cash balances are available for immediate withdrawal.

Revenue Recognition

Commissions associated with the securities transactions are recognized on a trade date basis. Fees from municipal underwriting are recognized when the related services are completed. Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year. Fees associated with the Investment Advisory are recognized when earned.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions. An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following

is a description of the valuation methodologies used for investments measured at fair value, including a general description of the investments.

Investments

Investments consist of various common stocks and municipal bonds that are carried at fair value. The majority of fair value of common stocks is based on quoted prices in active markets and is classified within Level 1 of the fair value hierarchy. The fair value of certain common stocks are based on observable market inputs which are classified within Level 2 of the hierarchy, consisting of quoted values of the same securities traded around December 31, 2017, as these securities are not traded on a regular basis. The fair value of municipal bonds is based on observable market inputs and is classified within Level 2 of the fair value hierarchy, consisting of quoted values of the same securities traded around December 31, 2017, as these securities are not traded on a regular basis. One issuer of common stock represented 16% of all investments as of December 31, 2017.

The fair value of investments at December 31, 2017, was determined within the above fair value hierarchy as follows:

	Level 1 Inputs	Level 2 Inputs	Total
Investments			
Common stocks	$ 2,282,007	$ 489,261	$ 2,771,268
Municipal bonds		-	-
Total investments	$ 2,282,007	$ 489,261	$ 2,771,268

Furniture and Equipment/Leasehold Improvements

Furniture and equipment are stated at cost and are depreciated using straight-line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized using straight-line over the shorter of their estimated lives or the anticipated term of the lease and are fully amortized as of December 31, 2017 ($343,335) and are not presented on the statement of financial condition.

Advertising

Advertising costs are expensed as incurred.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates.

The Company's deferred tax assets and liabilities result from unrealized gains on investments and differences in depreciation rates on property. At December 31, 2017, the components of net deferred tax liabilities are as follows:

Furniture and equipment	$	63,000
Investments		(205,000)
Contributions carry over		3,000
	$	(139,000)

The income tax benefit is composed of:

Current provision	$	(7,230)
Deferred benefit		9,000
	$	1,770

The provision for federal income tax may differ from the statutory rate primarily due interest income that is exempt from tax and the dividends received deduction.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2016.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was February 20, 2018.

Note 2. Clearing Organization

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds most of the Company's securities held for resale and investments.

Note 3. Leases

The Company has an office lease agreement with a company owned by the president's immediate family members. The office space is leased under an operating lease that is month to month.

Additionally, the Company had a non-cancelable office lease agreement for office space in Portland that expired on March 31, 2017. The total rent expense paid to the related party amounted to $145,494 and the total rent expense paid under the Portland lease amounted to $13,641 for the year ended December 31, 2017.

Note 4. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2017.

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2017, the Company had computed net capital of $2,385,991 which was in excess of the required net capital level by $2,135,991. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 0.026 to 1.

S U P P L E M E N T A R Y   I N F O R M A T I O N

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2017

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$	3,293,246
Deductions:		
Furniture and equipment		7,577
Note receivable		8,112
Income tax receivable		2,430
Petty cash		50
Prepaid expenses		10,457
		28,626
Haircuts on securities:		
Equity securities		839,126
Undue concentration haircuts		39,503
		878,629
Total deductions and haircuts		907,255
Net capital		2,385,991
Minimum net capital		250,000
Excess net capital	$	2,135,991

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness		
Accounts payable and accrued expenses	$	62,180
Total aggregate indebtedness	$	62,180

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$	250,000
Percentage of aggregate indebtedness to net capital		2.6%
Ratio of aggregate indebtedness to net capital		0.026 to 1

MARTIN NELSON & CO., INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF THE NET CAPITAL
PER THE BROKER'S UNAUDITED FOCUS REPORT PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2017

Net capital, per the broker's unaudited Focus Report, Part II A, and net capital per audited financial statements	$ 2,385,991

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

February 15, 2018

2017 Exemption Report

Martin Nelson & Co., Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Martin Nelson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Martin Nelson & Company, Inc.

Martin O. Nelson, Jr.
Preisdent

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Martin Nelson & Co., Inc.
Seattle, Washington

We have reviewed management's statements, included in the accompanying 2017 Exemption Report, in which (1) Martin Nelson & Co., Inc. ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) ("the exemption provisions") and (2) the Company stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

Seattle, Washington
February 20, 2018

MARTIN NELSON & CO., INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017

MARTIN NELSON & CO., INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

MARTIN NELSON & CO., INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2017

Total assessment for the year ended December 31, 2017	$ 2,082
Payment made with SIPC-6	
July 10, 2017	(1,046)
Amount due with SIPC-7	$ 1,036

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
Martin Nelson & Co., Inc.
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Martin Nelson & Co., Inc. ("the Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (such as check copies), noting no differences.

2. We compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

Seattle, Washington
February 20, 2018

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com